 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

WHITESTONE REIT
(Name of Subject Company)

MPF DEWAAY FUND 7, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF BLUE RIDGE FUND II, LLC, MPF SENIOR NOTE PROGRAM I, LP, MPF SENIOR NOTE PROGRAM II, LP, MPF BADGER ACQUISITION CO., LLC, MACKENZIE PATTERSON SPECIAL FUND 5, LLC, MPF FLAGSHIP FUND 14, LLC,; SCM SPECIAL FUND 2, LP, MP VALUE FUND 7, LLC, MP INCOME FUND 16, LLC, MPF SPECIAL FUND 9, LLC, MPF FLAGSHIP FUND 12, LLC, MPF INCOME FUND 24, LLC; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
CLASS A COMMON SHARES
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,600,000	$114.08

*	For purposes of calculating the filing fee only. Assumes the purchase of 200,000 Shares at a purchase price equal to $8 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $114.08
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: September 17, 2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF DeWaay Fund 7, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MPF Senior Note Program II, LP, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Flagship Fund 14, LLC, MP Value Fund 7, LLC, MP Income Fund 16, LLC, MPF Special Fund 9, LLC, MPF Flagship Fund 12, LLC, MPF Income Fund 24, LLC, SCM Special Fund 2, LP  (collectively the “Purchasers”) to purchase up to 200,000 shares of Class A common shares (the “Shares”)  in Whitestone REIT (the “Corporation”), the subject company, at a purchase price equal to $8 per Share, less the amount of any dividends declared or made with respect to the Shares between September 17, 2010 and October 22, 2010 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 17, 2010 (the “Offer to Purchase”) and the related Assignment Form.

The Offer resulted in the tender by Shareholders, and acceptance for payment by the Purchasers, of a total of 20,150 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 4.3% of the total outstanding Class A Shares, or 2.6% of all outstanding common shares, including Class A and B.  These Shares were allocated among the Purchasers as follows:

SCM Special Fund 2, LP	4,030
MPF DeWaay Fund 7, LLC	4,030
MPF DeWaay Premier Fund 4, LLC	1,746
MPF Blue Ridge Fund II, LLC	1,746
MPF Senior Note Program I, LP	1,746
MPF Senior Note Program II, LP	1,746
MPF Badger Acquisition Co., LLC	1,614
Mackenzie Patterson Special Fund 5, LLC	1,746
MPF Flagship Fund 14, LLC	1,746

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           November 4, 2010

MPF DeWaay Fund 7, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MPF Senior Note Program II, LP, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Flagship Fund 14, LLC, MP Value Fund 7, LLC, MP Income Fund 16, LLC, MPF Special Fund 9, LLC, MPF Flagship Fund 12, LLC, MPF Income Fund 24, LLC
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President